UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

NET2PHONE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

Class A Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

64108N10

(CUSIP Number)

Joyce J. Mason, Esq.

General Counsel and Secretary

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IT Stock, LLC
52-2352839
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NTOP Holdings, L.L.C.
52-2348660
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT Domestic-Union, L.L.C.
52-2343618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT Investments, Inc.
88-0469107
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT LMC-N2P Acquisition, Inc.
27-0039864
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT LMC-N2P Acquisition II, Inc.
27-0039868
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT LMC-N2P Acquisition III, Inc.
45-0528240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT Domestic Telecom, Inc.
52-2310760
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT Telecom, Inc.
22-3696918
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDT Corporation
22-3415036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

100
8 SHARED VOTING POWER

N/A
9 SOLE DISPOSITIVE POWER

100
10 SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Howard S. Jonas
N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

100
8 SHARED VOTING POWER

N/A
9 SOLE DISPOSITIVE POWER

100
10 SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100
14	TYPE OF REPORTING PERSON

IN

The undersigned IT Stock, LLC, NTOP Holdings, L.L.C., IDT Domestic-Union, LLC, IDT Investments, Inc., IDT LMC-N2P Acquisition, Inc., IDT LMC-N2P Acquisition II, Inc., IDT LMC-N2P Acquisition III, Inc., IDT Domestic Telecom, Inc., IDT Telecom, Inc., IDT Corporation (“IDT”) and Howard S. Jonas (together, the “Reporting Persons”) hereby file this Amendment No. 8 to the Schedule 13D, which amends their Schedule 13D with respect to the common stock and Class A common stock of Net2Phone, Inc. (“Net2Phone”), as previously amended. This Amendment (i) amends and supplements the text of Items 3, 4 and 5 and (ii) adds Exhibit 31 under Item 7.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth below in Item 4 of this Amendment is hereby incorporated by reference. The aggregate purchase price paid by IDT for NTOP Acquisition (as such term is defined below) to acquire the Shares (as such term is defined below) was $28.5 million. IDT used cash on hand to fund the purchase of such Shares.

Item 4. Purpose of Transaction

On March 13, 2006, NTOP Acquisition, a Delaware corporation and wholly-owned subsidiary of IDT (“NTOP Acquisition”), merged with and into Net2Phone (the “Merger”). Pursuant to the Merger, the separate corporate existence of NTOP Acquisition ceased and Net2Phone remained as the surviving corporation (the “Surviving Corporation”). NTOP Acquisition acquired all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share of Net2Phone (the “Net2Phone Common Stock”), and Class A common stock, par value $0.01 per share of Net2Phone (the “Net2Phone Class A Common Stock”) (other than Shares already beneficially owned by IDT), and all Shares were cancelled. Each issued and outstanding share of common stock, par value $0.01 per share of NTOP Acquisition (the “NTOP Acquisition Common Stock”) was cancelled and converted into and became one fully paid and nonassessable share of Net2Phone Common Stock. Since IDT owned 100 shares of NTOP Acquisition Common Stock prior to the Merger, pursuant to the Merger it became the owner of 100 Shares of Net2Phone Common Stock. As a result of the Merger, except for IDT and Mr. Jonas (through his ownership of shares of capital stock representing approximately 61.3% of the combined voting power of IDT) the Reporting Persons no longer beneficially own any shares of Net2Phone Common Stock or Net2Phone Class A Common Stock.

At the effective time of the Merger, the certificate of incorporation and bylaws of NTOP Acquisition became the certificate of incorporation and bylaws, respectively, of the Surviving Corporation. In addition, at the conclusion of market trading hours on March 13, 2006, the shares of Common Stock ceased trading on the Nasdaq National Market and, effective March 14, 2006, the registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended, was terminated.

A copy of the press release issued by IDT on March 13, 2006, announcing the Merger is attached as Exhibit 31.

Item 5. Interest in Securities of the Issuer

The information set forth above in Item 4 of this Amendment is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 31        Press release issued by IDT Corporation, dated March 13, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2006

IT STOCK, LLC

By:	NTOP Holdings, L.L.C., its member

By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Manager

NTOP HOLDINGS, L.L.C.

By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Manager

IDT DOMESTIC-UNION, LLC

By:	IDT Domestic Telecom, Inc., its managing member

By:	/s/ Joyce J. Mason
Name:	Joyce J. Mason
Title:	Secretary

IDT INVESTMENTS, INC.

By:	/s/ Bo Yan
Name:	Bo Yan
Title:	Acting President

IDT LMC-N2P ACQUISITION, INC.

By:	/s/ James A. Courter
Name:	James A. Courter
Title:	President

IDT LMC-N2P ACQUISITION II, INC.

By:	/s/ James A. Courter
Name:	James A. Courter
Title:	President

IDT LMC-N2P ACQUISITION III, INC.

By:	/s/ James A. Courter
Name:	James A. Courter
Title:	President

IDT DOMESTIC TELECOM, INC.

By:	/s/ Joyce J. Mason
Name:	Joyce J. Mason
Title:	Secretary

IDT TELECOM, INC.

By:	/s/ Morris Lichtenstein
Name:	Morris Lichtenstein
Title:	Chairman of the Board

IDT CORPORATION

By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Chairman of the Board

HOWARD S. JONAS

/s/ Howard S. Jonas